[LETTERHEAD OF WACHTELL, LIPTON, ROSEN & KATZ]

February 12, 2015

VIA EDGAR AND FEDEX

Mara L. Ransom

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	NextEra Energy, Inc.

Registration Statement on Form S-4

Filed January 8, 2015

File No. 333-201397

Dear Ms. Ransom:

On behalf of NextEra Energy, Inc. (“NextEra” or the “Company”), and in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s registration statement on Form S-4 filed with the Commission on January 8, 2015 (the “Registration Statement”) contained in your letter dated February 6, 2015 (the “Comment Letter”), I submit this letter containing the Company’s responses to the Comment Letter. The Company’s responses include, where relevant, responses of HEI forwarded to us by counsel to and/or other representatives of HEI in response to the Staff’s

Mara L. Ransom

U.S. Securities and Exchange Commission

February 12, 2015

comments on the Registration Statement. In connection with this letter, the Company is filing an amendment to the Registration Statement (“Amendment No. 1”) on the date hereof, and we are separately furnishing to the Staff six courtesy copies of Amendment No. 1 marked to show the changes made to the Registration Statement.

The responses set forth in this letter are numbered to correspond to the numbered comments in the Comment Letter. For your convenience, we have set out the text in bold of the comments from the Comment Letter followed by our responses. Page numbers referenced in the responses refer to page numbers in Amendment No. 1.

General

1.	We note that immediately prior to the merger, HEI will distribute to its shareholders all issued and outstanding shares of common stock of ASB Hawaii. Please provide us with a detailed analysis addressing how HEI will comply with its obligations under Section 5 of the Securities Act with respect to the distribution of ASB Hawaii’s common stock. Please refer to Staff Legal Bulletin 4 (September 16, 1997) for guidance. In this regard, we note your reference to a registration statement on Form 10 that will be filed by ASB Hawaii on page 52.

Response: In response to the Staff’s comment, the distribution to HEI’s shareholders of common shares of ASB Hawaii, which will only take place following effectiveness of the registration statement on Form 10 that will be filed by ASB Hawaii under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), does not give rise to an offer or sale within the meaning of Section 2(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”), and does not require registration under Section 5 of the Securities Act.

Staff Legal Bulletin 4 states that a subsidiary does not have to register a spin-off of shares under the Securities Act if five conditions are met. The spin-off of ASB Hawaii meets each of these five factors:

(i) The parent shareholders do not provide consideration for the spun-off shares.

Shareholders of HEI will not provide any consideration for the shares of ASB Hawaii that they will be receiving in the spin-off. The spin-off of ASB Hawaii will be effected by way of a dividend on shares of HEI common stock to be declared by the HEI board of directors and, as a dividend, the spin-off does not require the payment by holders of shares of HEI common stock of any consideration or the surrender of any shares of HEI common stock or other property in order to receive the dividend. Shareholders of HEI are not being asked to act in any way with respect to the spin-off. The distribution of ASB Hawaii shares will take place prior to the proposed merger between HEI and NextEra and such shares do not constitute part of the consideration to

Mara L. Ransom

U.S. Securities and Exchange Commission

February 12, 2015

be received by HEI shareholders pursuant to the merger. Further, as discussed in the Registration Statement, the negotiation of the merger consideration between NextEra and HEI expressly took into account that HEI’s banking business would be spun off prior to the merger of NextEra and HEI and thus retained by HEI’s shareholders and never acquired by NextEra, and so the merger consideration was (and is) expressly not intended to be consideration for any value attributable to ASB Hawaii.

(ii) The spin-off is pro-rata to the parent shareholders.

The shares of ASB Hawaii are being distributed to all HEI shareholders as of the record date on a pro-rata basis, and their relative interests in ASB Hawaii will not change as a result of the distribution (other than becoming direct interests rather than indirect interests through their holdings of HEI shares). The right of shareholders under Hawaii state law to dissent from the proposed merger between HEI and NextEra and seek appraisal does not change the pro rata nature of the spin-off, inasmuch as HEI shareholders have no dissenters’ rights under Section 414-432 of the Hawaii Business Corporation Act in connection with the spin-off. Even if HEI shareholders dissent from the proposed merger and receive a cash payment in lieu of the merger consideration, those shareholders will nonetheless receive a pro-rata distribution of ASB Hawaii shares just as HEI shareholders who do not dissent.

(iii) The parent provides adequate information about the spin-off and the subsidiary to its shareholders and to trading markets.

HEI has been a reporting company under the Exchange Act for many years, and consequently, current information is readily available to the investing public about the assets, business and operations of ASB Hawaii. In addition, prior to completing the spin-off of ASB Hawaii, HEI will give its shareholders an information statement describing the spin-off and ASB Hawaii that substantially complies with Regulation 14C under the Exchange Act, and ASB Hawaii will file a Form 10 to register the shares to be spun-off under the Exchange Act. HEI will not complete the spin-off of ASB Hawaii shares to HEI shareholders until the Form 10 has become effective and the information statement has been distributed.

(iv) The parent has a valid business purpose for the spin-off.

HEI has valid business purposes for the spin-off. First and foremost, the spin-off is necessary to accomplish a merger of HEI with NextEra, which HEI’s board has determined to be in the best interest of HEI and HEI’s shareholders, as NextEra is prohibited under the federal banking laws from acquiring control over ASB Hawaii and its subsidiary American Savings Bank. (Because HEI acquired its ownership of ASB Hawaii and its subsidiary American Savings Bank many years ago, its continuing ownership of these companies is grandfathered under applicable federal law, but the applicable exception cannot be transferred to an acquirer.) Spinning off ASB Hawaii and American Savings Bank thus advances HEI’s valid business purpose of pursuing its merger with NextEra.

Mara L. Ransom

U.S. Securities and Exchange Commission

February 12, 2015

In addition, the spin-off serves other valid business purposes of HEI, including but not limited to several of the business purposes that the Division of Corporation Finance recognized as valid in Staff Legal Bulletin 4:

•	Allowing management of each business to focus solely on that business;

•	Providing employees of each business stock-based incentives linked solely to his or her employer;

•	Enhancing access to financing by allowing the financial community to focus separately on each business.

The spin-off will allow management of HEI’s utility business and management of HEI’s banking business to focus solely on its own business. Following the spin-off, HEI will be able to complete the merger of its utility business with NextEra and better pursue HEI’s strategy to transform Hawaii to a green and renewable energy future, while ASB Hawaii’s management will be able to focus solely on executing its own business plan. In addition, following the spin-off, ASB Hawaii will be able to provide its employees stock-based incentives linked solely to the financial performance of ASB Hawaii while retaining the liquidity of publicly-traded shares. Finally, HEI believes that it will have enhanced access to financing due to being part of NextEra, a much larger company, while ASB Hawaii’s separation from HEI will enhance its access to capital and financing by allowing the financial community to focus solely on its banking business, without the effect of being part of a company that also owns a utility business.

(v) If the parent spins-off “restricted securities,” the parent must have held those securities for at least two years.

ASB Hawaii is a wholly owned subsidiary of HEI that was formed by HEI in January 1988 in connection with HEI’s efforts to diversify its businesses through acquisitions, including its 1988 acquisition of American Savings Bank (at the time of its incorporation, ASB Hawaii was called HEI Diversified, Inc. and was renamed ASB Hawaii, Inc. in 2014). The shares of ASB Hawaii to be spun-off by HEI do not constitute restricted securities.

*        *        *

For the foregoing reasons, including meeting all of the conditions of Staff Legal Bulletin 4, HEI believes that the spin-off of ASB Hawaii does not give rise to an offer or sale within the meaning of Section 2(a)(3) of the Securities Act and does not require registration under Section 5 of the Securities Act.

Mara L. Ransom

U.S. Securities and Exchange Commission

February 12, 2015

The Merger, page 30

Background of the Merger, page 30

2.	We note your indication that “Mr. Ajello noted the importance that the HEI board placed on the potential transaction.” Please elaborate upon this statement to explain why the HEI board placed importance on this transaction.

Response: The disclosure on page 32 in the section of the Registration Statement entitled “Background of the Merger” has been revised in response to the Staff’s comment.

3.	Please tell us why HEI believed that a spin-off of ASB to HEI’s shareholders presented “lower execution risk and would have greater certainty of completion” than a sale of ASB.

Response: The disclosure on page 32 in the section of the Registration Statement entitled “Background of the Merger” has been revised in response to the Staff’s comment.

4.	We note that on July 21, 2014, September 5, 2014, October 20, 2014 and November 18, 2014, representatives of J.P. Morgan, Skadden and HEI’s board contemplated contacting third parties to inquire about alternative strategic transactions. Please tell us the “benefits and risks” that each party considered and the reasons why the HEI board concluded that the likelihood of obtaining a superior proposal was low and therefore did not consider soliciting additional bids.

Response: The disclosure on pages 32 and 33 in the section of the Registration Statement entitled “Background of the Merger” has been revised in response to the Staff’s comment.

U.S. Federal Income Tax Consequences of the Merger and the Special Cash Dividend, page 50

5.	It does not appear that counsel intends to provide an opinion regarding the tax consequences of the special cash dividend. If true, please clearly state as much in your disclosure, here and in the “Question and Answer” and “Summary” sections. Please also revise your disclosure in the “Question and Answer” and “Summary” section to clearly state the tax consequences of the special cash dividend.

Response: The disclosure on pages vi, 4, 52 and 53 in the “Question and Answer,” “Summary” and “The Merger – U.S. Federal Income Tax Consequences of the Merger and the Special Cash Dividend” has been revised in response to the Staff’s comment.

*        *        *         *        *        *

Mara L. Ransom

U.S. Securities and Exchange Commission

February 12, 2015

We hope that the responses provided above and the related revisions to the Registration Statement have been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me, at (212) 403-1372 or by email at LSMakow@wlrk.com, or my colleague, John L. Robinson, at (212) 403-1056 or by email at JLRobinson@wlrk.com.

Sincerely,

/s/ Lawrence S. Makow
Wachtell, Lipton, Rosen & Katz

cc:	Charles E. Sieving, NextEra Energy, Inc.

Chester A. Richardson, Hawaiian Electric Industries, Inc.

Michael P. Rogan, Skadden, Arps, Meagher & Flom LLP